Exhibit (a)(1)

EXCHANGE OF

OUTSTANDING STOCK OPTIONS HELD BY EMPLOYEES OF

AMERICAN TOWER CORPORATION

This document constitutes part of the Section 10(a) prospectuses relating to our 1997 Stock Option Plan registered with the Securities and Exchange Commission.

Any questions or requests for assistance or additional copies of any documents referred to in this offer may be directed to Ms. Suzanne Walsh, American Tower Corporation, 116 Huntington Avenue, Boston, Massachusetts, telephone: (617) 375-7500.

June 24, 2003, as amended on July 22, 2003

We are not making this Offer to, nor will we accept any election to exchange options from or on behalf of, option holders in any jurisdiction in which this Offer or the acceptance of any election to exchange options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary or desirable for us to make this offer to option holders in any jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should surrender or not surrender your options through this offer. You should rely only on the information in these materials or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in these materials. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

AMERICAN TOWER CORPORATION

EXCHANGE OF OUTSTANDING STOCK OPTIONS

YOUR RIGHT TO REQUEST THAT WE EXCHANGE YOUR OPTIONS AND YOUR RIGHT TO WITHDRAW SUCH REQUEST EXPIRE AT 5:00 P.M., BOSTON TIME, ON AUGUST 1, 2003, UNLESS EXTENDED.

We are offering our full-time and part-time employees who currently hold options under our Amended and Restated 1997 Stock Option Plan (“Plan”), other than our executive officers and directors, the opportunity to ask us to exchange their stock options to purchase Class A Common Stock outstanding under the Plan for new options to purchase Class A Common Stock. Only those options that have an exercise price of $10.25 or greater will be eligible for exchange (the “eligible options”). The new options will be exercisable for two shares of Class A Common Stock for every three shares of Class A Common Stock issuable upon exercise of a surrendered option. If you wish to exchange options, you do not need to surrender all of your eligible option grants. However, you do need to surrender all unexercised options of any eligible option grant that you elect to surrender. IF YOU WERE GRANTED OPTIONS ON OR AFTER DECEMBER 23, 2002 AND YOU WISH TO TENDER ANY ELIGIBLE OPTIONS, YOU WILL BE REQUIRED TO TENDER ALL OPTIONS RECEIVED ON OR AFTER DECEMBER 23, 2002 THAT HAVE A LOWER EXERCISE PRICE THAN THE OPTION WITH THE HIGHEST EXERCISE PRICE YOU TENDER.

The new options will be issued not earlier than six months plus one day after the expiration of this offer. You will not receive a grant of new options if you are not still employed by us or one of our subsidiaries on the date that the new options are granted.

We are making this offer upon the terms and subject to the conditions described in the enclosed materials, including those we describe in Section 6. This offer is not conditioned upon a minimum number of options being surrendered. This offer does not apply to options outstanding under any other stock option plan or issued in exchange for options granted under any other plan.

Although our Board of Directors and stockholders have approved this offer, neither American Tower Corporation nor our Board of Directors makes any recommendation as to whether or not you should accept our offer to exchange all or a portion of your eligible options. The decision to accept our offer is an individual one. You should consider a variety of factors when making your decision, including the risk factors set forth in this Offer to Exchange starting on page 21.

Our Class A Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “AMT”. On June 23, 2003, the closing price of our Class A Common Stock on the NYSE was $8.20 per share. We recommend that you obtain current market prices for our Class A Common Stock before deciding whether to exchange all or a portion of your eligible options. However, regardless of the market price of our Class A Common Stock during the offer period, the exercise price of the new options will be equal to the market price of the Class A Common Stock on the new grant date (which is currently expected to occur in January 2004).

IMPORTANT

Regardless of whether you wish to surrender options for exchange, you must complete and sign the election form and return it to Ms. Suzanne Walsh, care of American Tower Corporation, 116 Huntington Avenue, Boston, Massachusetts, before 5:00 P.M., Boston time, on August 1, 2003. If you do not properly complete and deliver the election form to us before this offer expires, it will have the same effect as if you rejected this offer.

If you elect to exchange your options, you will have surrendered those options, and they will be cancelled and of no further effect, as of the date we accept your election to exchange. Subject to our rights to extend, terminate and amend this offer, and subject to our right to reject all requests for exchange at our discretion, we currently expect that we will accept promptly after the expiration of this offer all properly surrendered options that are not validly withdrawn.

i

Summary Term Sheet

Through a question and answer format, the following summary explains the important terms of our offer. This explanation will assist you in deciding whether to exchange your eligible options. This summary serves only as an introduction, and we urge you to read carefully the remainder of this Offer to Exchange in order to fully educate yourself on the details of the offer. Unless otherwise noted, cross-referenced text refers to pages within this Offer to Exchange.

Index to Summary of Terms

1. What options are covered by this offer?	2

2. Why are we making this offer?	2

3. Are there conditions to this offer?	2

4. How many new options will I receive in exchange for the options I surrender for exchange?	2

5. When will I receive my new options?	2

6. Why won’t I receive my new options immediately after the expiration date of this offer?	2

7. What will the exercise price of the new options be?	3

8. When will the new options vest?	3

9. Will I have to wait longer to exercise my options under my new option agreement than I would have if I did not participate in the exchange program?	3

10. What happens if I exchange options, but later my employment with American Tower or one of its subsidiaries terminates?	3

11. When will the new options expire?	4

12. If I elect to exchange options, do I have to exchange all of my options or can I just exchange some of them?	4

13. Can I change my election regarding particular options I surrender?	4

14. Will I be required to give up all my rights to the surrendered options?	4

15. If I surrender options in this offer, will I be eligible to receive other option grants before I receive my new options? What will happen to the annual grant of stock options that has been made in some past years?	5

16. What happens if the stock price increases after the date my surrendered options are cancelled?	5

17. What if American Tower enters into a merger or similar transaction prior to the grant of new options?	5

18. Will I have to pay taxes if I exchange my options in this offer?	6

19. If my current options are incentive stock options, will my new options be incentive stock options?	6

20. What happens if I elect not to surrender any options pursuant to this offer?	7

21. When does this offer expire? Can this offer be extended, and if so, how will I know if it is extended?	7

22. What do I need to do?	7

23. What do we think of this offer?	7

24. Who can I talk to if I have questions about this offer?	7

Q.1.    What options are covered by this offer?

We are offering you the opportunity to ask us to exchange any or all outstanding Class A Common Stock options issued under the Amended and Restated 1997 Stock Option Plan having an exercise price of $10.25 or greater. In order to receive a new option in exchange for a surrendered option, you must be an employee of us or one of our subsidiaries on the grant date of the new options, which will be at least six months plus one day after the expiration of this offer (see Section 1). Our executive officers and directors are not eligible to participate in this offering.

Q.2.    Why are we making this offer?

We as a company believe it is important to align the interests of our employees with those of our stockholders. Because many of our outstanding options have exercise prices that are significantly higher than the current market price of our Class A Common Stock, we felt it appropriate to offer this exchange program to re-establish the alignment of interests (see Section 2).

Q.3.    Are there conditions to this offer?

Yes, there are minimum conditions to this offer as described within these materials. We believe the conditions of this offer are customary for programs of this sort, including the conditions described in Section 6. This offer is not conditioned upon a minimum number of option holders participating in this offer or a minimum number of options being surrendered. If we accept your options for exchange, you will be deemed to have surrendered them on the date of that acceptance which will be immediately after this offer expires. We currently expect that we will accept all properly surrendered options that are not validly withdrawn.

Q.4.    How many new options will I receive in exchange for the options I surrender for exchange?

For every three shares of Class A Common Stock for which your surrendered option is exercisable, you will receive an option to purchase two shares of Class A Common Stock. For example:

If you surrender options exercisable for:	You will receive new options exercisable for:

3,000 shares	2,000 shares
1,500 shares	1,000 shares
1,000 shares	667 shares

We will round all fractional shares to the nearest whole share.

Q.5.    When will I receive my new options?

We expect that the new options will have a grant date of at least six months and one day after the expiration date of this exchange offer (approximately February 2, 2004). We expect to distribute the new option agreements within three weeks after the date of grant of the new options (see Section 5).

Q.6.    Why won’t I receive my new options immediately after the expiration date of this offer?

In order to avoid our being subject to the undesirable accounting consequences described below, the new options will not be issued immediately after the expiration date of the offer. If we grant the new options on any date earlier than six months plus one day after the date we accept your surrender of your existing options, we would be required to treat the new options as variable awards for accounting purposes. Issuing variable awards would require us periodically to reflect increases and decreases in the price of our Class A Common Stock as a compensation expense or credit relating to the options. We would have to continue this variable accounting for these options until they were exercised, forfeited or terminated. The higher the market value of our Class A

Common Stock, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months plus one day, we believe we will not have to treat the new options as variable awards (see Section 11).

Q.7.    What will the exercise price of the new options be?

The new options will have an exercise price equal to the per share closing price of our Class A Common Stock as reported by the New York Stock Exchange (“NYSE”) on the date the new options are granted. We recommend that you obtain current market quotations for our Class A Common Stock before deciding whether to elect to surrender your options (see Section 7).

Q.8.    When will the new options vest?

No portion of any new options granted for exchanged options will be exercisable for an additional six months after the new grant date. At that time, the new option will become exercisable to the same extent that the options they replace would have been vested on that date had they not been exchanged.

Example:

•	An employee has an Eligible Option for 1,000 shares of Class A Common Stock. This option vests in 20% annual increments on the anniversary of the grant date (July 30, 2000). The employee tenders the option in the exchange and it is cancelled at the expiration of the exchange offer (e.g., August 1, 2003).

•	At the time of cancellation, this option is 60% vested.

•	Six months and one day later (February 2, 2004), the new replacement option is granted to the employee. Based on the exchange ratio, the new option is for 667 shares of Class A Common Stock (66 2/3% of 1,000). No portion of this new option is exercisable until August 3, 2004, an additional six months waiting period after the new grant date.

•	On August 3, 2004, the employee may exercise the new option to the extent that it is vested. The percentage of shares vested under the new option at this time is the same percentage as would have been vested under the tendered option had it not been exchanged and cancelled (80%). This means the employee may exercise the new option with respect to 533 shares (80% of the total 667 shares subject to the new option). The remaining shares subject to the new option will vest on July 31, 2005.

Q.9.    Will I have to wait longer to exercise my options under my new option agreement than I would have if I did not participate in the exchange program?

Yes. You will be required to hold the new options for an additional six month period before you exercise them in order for us to satisfy recent changes made by Congress in the federal wage and hour laws. No portion of any new option, whether or not vested, will be exercisable until six months after the new option grant date (approximately a year after the cancellation date of the exchanged options).

Q.10.    What happens if I exchange options, but later my employment with American Tower or one of its subsidiaries terminates?

Termination of Employment Before the New Option Grant Date. If, for any reason, you are not an employee of ours, one of our eligible subsidiaries or a successor entity from the date on which you elect to exchange your options through the date on which we grant the new options, you will not receive any new options or any other compensation for your options that have been accepted for exchange. This means that if your employment with us terminates for any reason, including but not limited to, voluntary termination, involuntary termination, death, total and permanent disability, retirement, or a reduction-in-force, before the new option grant date, you will not receive any new options or any compensation for the options that you elected to exchange and that we cancelled. However, please note that if you elect to exchange any options under this offer, and you subsequently receive a termination notice from us or deliver a termination notice to us prior to the expiration date of this exchange offer, we will automatically reject any options which you have elected to exchange.

Termination of Employment After the New Option Grant Date. After you are granted any new options which you are eligible to receive, you will be prohibited from exercising those new options for an additional six months from the new option grant date. Accordingly, if your employment with us terminates for any reason, other than death or disability, before you are able to exercise the new options, the new options will terminate, and you will not receive the benefit from the new options, unless the period of time after your termination date during which you may exercise your new option, which is generally three months (which we call the “post-termination exercise period”), extends beyond the six month prohibition on exercise. In this case, you will be allowed to exercise your new option during the period after the end of the six month prohibition on exercise, and before the end of your post-termination exercise period.

If you do not exchange your options, then, when your employment with us ends, you generally will be able to exercise your eligible options following the termination of your employment to the extent set forth in the applicable option agreement.

Q.11.    When will the new options expire?

The new options will retain the same expiration date as the eligible options you choose to surrender.

Q.12.    If I elect to exchange options, do I have to exchange all of my options or can I just exchange some of them?

If you elect to exchange an option grant, you do not need to exchange all of your eligible option grants. For example, if you have three option grants at different exercise prices, $5.90, $10.85, and $23.50, and you elect to surrender options in this offer, you can exchange the $23.50 option grant and not exchange the $10.85 option grant, or vice versa. You must, however, exchange all options subject to the option grant that you are surrendering for exchange. You will not be able to exchange the $5.90 option grant because it has an exercise price less than $10.25 and is, therefore, an ineligible option grant. Except as described below, any other option grants you may hold are not affected by this offer to exchange. They will continue in effect in accordance with the terms under which you received them (see Section 3).

However, if you decide to tender any of your eligible options, then you must tender all of the options that you received after December 23, 2002 and prior to the expiration date of this offering that have a lower exercise price than the highest exercise price of the options that you elect to tender. For example, if you received an option grant in September 2000 at an exercise price of $30.625 per share and an option grant in January 2003 at an exercise price of $2.55 per share and you want to tender your September 2000 option grant, you would also be required to tender your January 2003 option grant because it has a lower exercise price and was granted after December 23, 2002.

Q.13.    Can I change my election regarding particular options I surrender?

Yes, you may change your election regarding particular options at any time before the offer expires on August 1, 2003 at 5:00 p.m., Boston time. If we extend the offer beyond that time, you may change your election regarding particular options at any time until the extended expiration of the offer. In order to change your election, you must deliver a change in election form to Ms. Suzanne Walsh. If you change your election in order to accept the offer, you must deliver to her a new election form, which includes the information regarding your new election, and which is clearly dated after your original election form. Once we receive a new election form submitted by you, your previously submitted election form will be disregarded (see Section 4).

Q.14.    Will I be required to give up all my rights to the surrendered options?

Yes. Once we have accepted options surrendered by you, your options will be cancelled and you will no longer have any rights under those options. Although we reserve the right to accept or reject surrendered options, in whole or in part, we currently expect that we will accept promptly after the expiration of this offer all properly surrendered options that are not validly withdrawn.

Q.15.    If I surrender options in this offer, will I be eligible to receive other option grants before I receive my new options? What will happen to the annual grant of stock options that has been made in some past years?

If we accept the options you surrender in this offer, you will not be eligible to receive any other option grants before you receive your new options. However, we anticipate that, should we decide to offer another discretionary grant to employees, the grant would occur no earlier than the first quarter of 2004 and after the new option grant date for this program. Therefore, participants in this program would not be disadvantaged in terms of their eligibility to receive another option grant. Nothing in this answer should be taken to suggest that we will or will not offer another discretionary grant program as has been done in the past. The decision to offer another discretionary grant program is in no way related to this option exchange program.

Q.16.    What happens if the stock price increases after the date my surrendered options are cancelled?

You will be at risk for any increase in our Class A Common Stock price before the grant date of the new options. The exercise price of any new options granted to you in return for your surrendered options will be the fair market value of a share of Class A Common Stock on the date of grant, as determined by the closing price reported by the NYSE on that date. For example, should the market, including our share prices, improve following the date your options are surrendered, you will not receive the benefit of that increase in the share price.

From time to time we engage in mergers, acquisitions and other strategic transactions. Indeed, in our public reports, we have included participation in industry consolidation as an element of our strategy and have stated that we believe there is a compelling rationale for consolidation among tower companies. If we engage in such a transaction before the date we grant the new options, our shares could increase or decrease in value, and the exercise price of new options could be higher or lower than the current trading price or the exercise price of your surrendered options. You may not, therefore, enjoy the benefit of any appreciation in connection with such a transaction, because the fair market value of our shares, and the price at which we grant the new options, would likely be a price at or near the price being paid for the shares in the transaction, resulting in limited or no financial benefit to you.

For example, if you surrender 300 options with a $10.90 exercise price, and our Class A Common Stock appreciates to $12.00 by the time the grant of 200 new options is made, your new options will have a higher exercise price than your surrendered options. You would not receive the benefit of the $1.10 increase in the share price and you would lose the full value of the 100 options you gave up in the 2-for-3 exchange.

Q.17.    What if American Tower enters into a merger or similar transaction prior to the grant of new options?

It is possible that, prior to the grant of new options, we could enter into an agreement such as a merger or other similar transaction that could result in a material change in our business or management. If such a transaction occurs before the new options are granted, then, on such date as the new options would have been granted to you as described in this offer, if you are then still employed by us, you will receive such consideration as you would have received had you held such options on the date of such transaction. Since none of your new options would have vested, you would not be entitled to receive anything if the transaction results in a cash-out of the stockholders. However, if your options would have been assumed or substituted by an acquiring company, as is normally the case if the transaction involves the issuance of common stock by the acquiring or surviving company, you will on such date receive options to purchase shares of common stock of the acquiring company. The number of shares covered by those options would be equal to the number of shares of Class A common stock for which you would otherwise have been granted options, multiplied by the conversion ratio applicable to the transaction, at an exercise price equal to the fair market value of the acquiring or surviving company’s stock on the date the new options are granted. As a result of this adjustment, you may receive options for more or fewer shares of the surviving entity’s common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

Regardless of any such merger, consolidation or acquisition, the new option grant date will be at least six months and one day after the cancellation date. Additionally, you will be restricted from exercising any new options for a period of six months following the new option grant date. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. If you submit your options in the exchange and the merger, consolidation or acquisition occurs after the expiration date but before the date when you will be able to exercise your new options, you will not be able to exercise your new options before the effective date of the merger, consolidation or acquisition.

You should be aware that these types of transactions could significantly affect our stock price, including potentially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The exercise price of new options granted to you after the announcement of a merger, consolidation or acquisition of American Tower would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the surviving entity, not American Tower Class A Common Stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger or acquisition and sell their American Tower common stock before the effective date.

Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the grant of the new options under this option exchange program. Termination of your employment for this or any other reason before the new options are granted means that you will receive neither any new options, nor any other benefit for your cancelled options.

Q.18.    Will I have to pay taxes if I exchange my options in this offer?

If you elect to surrender options for exchange, we believe you should not recognize income for U.S. federal income tax purposes at the time of the surrender of your eligible options or at the time we grant new options to you. For a more detailed discussion of the U.S. federal tax matters, please see Section 13. Employees who are tax residents of Mexico should read the discussion in Section 14 regarding the potential tax consequences in Mexico of participating in this offering.

For all employees, we recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in the exchange offer. If you are a tax resident, or subject to the tax laws of more than one country, you should be aware that there may be other tax and social insurance consequences which may apply to you.

Q.19.    If my current options are incentive stock options, will my new options be incentive stock options?

Except as explained below, all new options that are issued upon surrender of cancelled incentive stock options are intended to be incentive stock options. One of the requirements of an incentive stock option is that no more than $100,000 of incentive stock options can first become exercisable in any one calendar year. The $100,000 amount is determined on the date of grant and is based on the fair market value of the Class A Common Stock on the date of grant (and includes all options first exercisable whether or not the options are part of the same grant). Therefore, it is possible that a portion of any new option granted pursuant to this offer will not satisfy the $100,000 limit. The excess above this $100,000 limit of any such option will be deemed to be a nonqualified stock option (see Section 13). To obtain favorable long-term capital gains tax treatment, you generally must hold the shares that result from the exercise of an incentive stock option for at least two years from the date of grant and one year from the date of exercise. Note, however, that your holding period for long-term capital gains will start over following the re-issuance of any incentive stock options.

Q.20.    What happens if I elect not to surrender any options pursuant to this offer?

Options that you choose not to surrender for exchange or that we do not accept for exchange remain outstanding until they expire by their terms. These options will retain their current exercise price and current vesting schedule.

Please note that, through these materials, we are offering you the opportunity to ask us to exchange your options on the terms described in these materials, and that we have the right to reject any tenders that you may make to us. We have reserved this right in an effort to protect the tax status of incentive stock options that are not tendered in view of the following IRS ruling. In 1991, the IRS issued a private letter ruling in which another company’s option exchange program was characterized as a “modification” of any incentive stock option that could be exchanged, whether or not it was exchanged. We believe, by reserving a right to reject any options tendered, that we have structured this offer so as to mitigate the risk that the IRS would make a similar assertion with respect to this offer. However, we do not know if the IRS will assert the position that our solicitation of requests constitutes a “modification” of incentive stock options that can be but are not surrendered. A successful assertion by the IRS of this position could extend the one and two year holding periods required to qualify for favorable tax treatment (see Question 19) of any incentive stock options that are surrendered and could also convert some incentive stock options into nonqualified stock options (see Section 13).

Q.21.    When does this offer expire? Can this offer be extended, and if so, how will I know if it is extended?

This offer expires on August 1, 2003, at 5:00 P.M., Boston time, unless we extend it. Although we do not currently intend to do so, we may, in our discretion, extend this offer at any time. If we extend this offer, we will notify you of the extension (see Section 1).

Q.22.    What do I need to do?

Whether you elect to surrender your options for exchange or not, you need to make your election and sign the election form and deliver it to Ms. Suzanne Walsh before 5:00 P.M., Boston time, on or prior to August 1, 2003. If you do not properly complete and deliver the election form before this offer expires, it will have the same effect as if you rejected this offer. We will only accept a manually signed copy of your election form. Delivery by e-mail or facsimile will not be accepted (see Section 3).

If you have any other questions, please contact Ms. Walsh.

If we extend this offer beyond August 1, 2003, then you must sign and deliver the election form before the extended expiration date. Although we may reject all requests to exchange at our discretion, we currently expect to accept for exchange all properly surrendered options. If you do not sign and deliver the election form before this offer expires, it will have the same effect as if you rejected this offer.

Q.23.    What do we think of this offer?

Although our Board of Directors and stockholders have approved this offer, we cannot make any recommendation as to whether you should tender or not tender your options. Your decision is an individual one that should be based on a variety of factors. As a result, you should consult with your personal advisors if you have questions about your financial or tax situation. We are not making a recommendation as to whether or not you should ask us to exchange options pursuant to this offer.

Q.24.    Who can I talk to if I have questions about this offer?

For additional information or assistance, you should contact Ms. Suzanne Walsh at (617) 375-7500.

THE OFFER

1.    NUMBER OF OPTIONS; EXPIRATION DATE.

We are offering you the opportunity to ask us to exchange any or all outstanding Class A Common Stock options issued under the Amended and Restated 1997 Stock Option Plan having an exercise price of $10.25 or greater. Only options to purchase shares of Class A Common Stock granted under the Plan are eligible. Options granted under the Plan to purchase shares of Class B Common Stock and any options that we assumed as a result of merger and acquisition transactions, including our spin-off from American Radio, that are outside the Plan are not eligible.

All full-time and part-time employees holding eligible options are eligible to participate. Our executive officers and directors are not eligible to participate in the exchange.

You will not receive a grant of new options if you are not still employed by us or one of our subsidiaries on the date that the new options are granted. The new options will be granted not earlier than six months plus one day after the expiration of this offer.

IF YOU WERE GRANTED OPTIONS ON OR AFTER DECEMBER 23, 2002 AND YOU WISH TO TENDER ANY ELIGIBLE OPTIONS, YOU WILL BE REQUIRED TO TENDER ALL OPTIONS RECEIVED ON OR AFTER DECEMBER 23, 2002 THAT HAVE A LOWER EXERCISE PRICE THAN THE OPTION WITH THE HIGHEST EXERCISE PRICE YOU TENDER.

If you elect to surrender options, you must surrender all unexercised options from an eligible option grant. Our offer is subject to the terms and conditions described in these materials. We will only consider exchanging options for which a proper election is made and not withdrawn in accordance with Sections 3 and 4. For every three shares of Class A Common Stock for which your surrendered option is exercisable, you will receive an option to purchase two shares of Class A Common Stock. For example:

If you surrender options exercisable for:	You will receive new options exercisable for:

3,000 shares	2,000 shares
1,500 shares	1,000 shares
1,000 shares	667 shares

New options granted for exchanged options will not be exercisable until six months after the new grant date. At that time, the new option will become exercisable to the same extent that the options they replace would have been vested on that date had they not been exchanged. New options will have the same expiration date as the Eligible Options they replace.

We will round all fractional shares to the nearest whole share. The exact number of options that you now have is set forth on the enclosed Personal Options Status Statement. We will issue any new options under the Plan. In addition, we will enter into a new option agreement with you in substantially the form of the incentive stock option agreement and/or nonqualified stock option agreement filed with these materials, depending on the options you surrender and certain tax requirements.

The term “expiration date” means 5:00 P.M., Boston time, on August 1, 2003, unless and until we extend the period of time during which this offer will remain open. If we extend the period of time during which this offer remains open, the term “expiration date” will refer to the latest time and date at which this offer expires.

We will notify you if we decide to take any of the following actions:

a.	we increase or decrease what we will give you in exchange for your options; or

b.	we increase or decrease the option exercise price which serves as the threshold for options eligible to be exchanged in this offer.

If this offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend this offer for a period of ten business days after the date of that notice.

A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 5:00 P.M., Boston time.

2.    PURPOSE OF THIS OFFER.

We are making this offer for compensatory purposes and to further advance our corporate philosophy. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Class A Common Stock as reported by the New York Stock Exchange. By making this offer we intend to enhance stockholder value by creating better performance incentives for, and thus increasing retention of, our employees.

Except as described in these materials or in our filings with the Securities and Exchange Commission or as previously publicly announced, we presently have no agreements or arrangements that relate to or would result in:

a.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our material subsidiaries;

b.	any sale or other disposition of all or substantially all of our consolidated assets;

c.	any material change in our present dividend policy or our indebtedness or capitalization;

d.	any material change in our present Board of Directors or senior management;

e.	any other material change in our corporate structure or business;

f.	our Class A Common Stock not being authorized for trading on the New York Stock Exchange;

g.	our Class A Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”);

h.	the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act; or

i.	any change to our certificate of incorporation or bylaws or any other actions that would make it more difficult for any person to acquire control of us.

Notwithstanding the foregoing, as stated in our annual report for 2002, we believe there is compelling rationale for consolidation among tower companies. Accordingly, we continue to be interested in participating in the consolidation of our industry on terms that are consistent with these perceived benefits and that create long-term value for our stockholders.

3.    PROCEDURES FOR SURRENDERING OPTIONS.

Proper Surrender of Options. To validly surrender some or all of your eligible options for exchange, you must: (a) properly complete and manually sign the election form in accordance with the terms of the election form; and (b) deliver the original manually signed election form, along with any other required documents, to Ms. Suzanne Walsh. She must actually receive all of the required documents before the expiration date, which, unless extended, is currently scheduled for August 1, 2003 at 5:00 p.m., Boston time. We will only accept the original manually signed copy of your election form.

The delivery of all documents, including election forms and any notices to change your election from “accept” to “reject” or “reject” to “accept” and any other required documents, is at your risk.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the number of shares subject to eligible options and the validity, form, eligibility (including time of receipt), and acceptance of any surrender of options. Our determination of these matters will be final and binding on all parties. Furthermore, subject to our compliance with Rule 13e-4 under the Securities Exchange Act, we reserve the right to reject any or all surrenders of options in our discretion. We further reserve the right to waive any of the conditions of this offer or any defect or irregularity in any surrender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options. This is a one-time offer. We will strictly enforce this offer period, subject only to an extension that we may grant in our sole discretion.

Our Acceptance Constitutes an Agreement. Your surrender of options pursuant to the procedures described in this offer constitutes your acceptance of the terms and conditions of this offer. Our acceptance for exchange of your surrendered options through this offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of this offer. Our promise to grant stock options that we will give you reflects this commitment.

For purposes of this offer, we will consider accepting options for exchange that are validly surrendered and not validly withdrawn as of the expiration of this offer. Subject to our rights to extend, terminate and amend this offer, and subject to our right to reject all requests for exchange at our discretion, we will accept promptly after the expiration of this offer all properly surrendered options that are not validly withdrawn.

4.    CHA NGE IN ELECTION

You may only change your election to surrender your options by following the procedures described in this section. If you elect to surrender your options and you later want to change your election, you must do so with respect to all eligible options of a particular grant. Similarly, if you elect not to surrender your options and you later want to change your election, you must do so with respect to all eligible options of a particular grant. We will only accept an original manually signed change in election form. Photocopies of the election form or delivery of the election form by e-mail or facsimile will not be accepted.

To change your election, you must deliver a change in election form to Ms. Suzanne Walsh. The change in election form must be signed by you, have your printed name on it, and must clearly indicate whether you elect to participate in this offer. If you are changing your election in order to accept the offer, you must also complete a new election form, which must be clearly dated after your original election form. Once we receive a new election form submitted by you, your previously submitted election form will be disregarded.

You may change your election at any time before 5:00 P.M., Boston time, on the expiration date. If we extend this offer beyond that time, you may change your election more than once and at any time until the extended expiration of this offer. In addition, unless we accept your options for exchange prior to forty business days from the commencement of this offer, you may withdraw your surrendered options at any time after the expiration date.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any change in election form, and no one will be liable for failing to give notice of any defects or irregularities. We will determine, in our discretion, all questions as to the validity and form, including time of receipt, of change in election forms. Our determinations of these matters will be final and binding.

5.    ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF

NEW OPTIONS.

Subject to our rights to extend, terminate and amend this offer, and subject to our right to reject all tenders for exchange at our discretion, we will accept promptly after the expiration of this offer all properly surrendered options that are not validly withdrawn. If we accept your tender, we will advise you promptly after the expiration date of that acceptance and our commitment to grant you the new options. We will not notify you if we do not receive a tender offer from you or if you elect not to participate in this offer.

We will, according to the terms and subject to the conditions of this offer and promptly following the expiration date: (1) cancel the surrendered options that you have not validly withdrawn and which we have accepted for surrender; and (2) issue to you a promise to grant new stock options at a date which will be at least six months plus one day after the expiration date of this offer. We expect you will receive your new option agreement within three weeks after the grant date of the new options. You will not receive a grant of new options if you are not still employed by us on the date that the new options are granted. The grant date of the new options will be at least six months plus one day after the expiration of this offer.

6.     CONDITIONS OF THIS OFFER.

We will not be required to accept any options surrendered to us, although it is our current intention to accept all options properly tendered to us. We have reserved this right in an effort to protect the tax status of any incentive stock options that are not tendered. In 1991, the IRS issued a private letter ruling in which another company’s option exchange program was characterized as a “modification” of any incentive stock option that could be exchanged, whether or not it was exchanged. We believe, by reserving a right to reject any options tendered, that we have structured this offer so as to mitigate the risk that the IRS would make a similar assertion with respect to this offer. For more information, see “Summary Term Sheet-Q.20-What happens if I elect not to surrender any options pursuant to this offer?”

Additionally, we may terminate or amend this offer, or postpone our acceptance and cancellation of any options returned to us, in each case, subject to Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, if at any time prior to the expiration date, we determine that any of the following events has occurred, and, in our reasonable judgment, we believe it is inadvisable for us to proceed with this offer:

a.	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of this offer, the acquisition of some or all of the surrendered options, the issuance of new options, or otherwise relates to this offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from this offer;

b.	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

i.	make it illegal for us to accept some or all of the surrendered options or to issue some or all of the new options or otherwise restrict or prohibit consummation of this offer or otherwise relate to this offer;

ii.	delay or restrict our ability, or render us unable, to accept the surrendered options for exchange or to issue new options for some or all of the surrendered options; or

iii.	materially impair the benefits we believe we will receive from this offer;

c.	there is any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

d.	there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles which could or would require us to record compensation expense against our earnings in connection with this offer for financial reporting purposes; or

e.	another person publicly makes or proposes a tender or exchange offer for some or all of our Class A Common Stock, or an offer to merge with or acquire us, or we learn that:

i.	any person, entity or “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Class A Common Stock, or any new group is formed that beneficially owns more than 5% of the outstanding shares of our Class A Common Stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer;

ii.	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Class A Common Stock; or

iii.	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities.

The conditions to this offer are for our benefit. We may assert them in our discretion prior to the expiration date and we may waive them at any time and from time to time prior to the expiration date, whether or not we waive any other condition to this offer. Our failure to exercise any of these rights is not a waiver of any of these rights, and the waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section will be final and binding upon everyone.

7.    PRICE RANGE OF CLASS A COMMON STOCK.

Our Class A Common Stock is traded on the NYSE under the symbol “AMT”. The following table presents reported high and low sale prices of our Class A Common Stock on the NYSE Composite Tape for the years 2001 and 2002 and through March 31, 2003.

	High	Low
2001
Quarter ended March 31	$41.50	$17.70
Quarter ended June 30	28.75	14.20
Quarter ended September 30	20.62	9.50
Quarter ended December 31	16.30	5.25

2002
Quarter ended March 31	$10.40	$3.50
Quarter ended June 30	5.65	2.70
Quarter ended September 30	3.55	1.10
Quarter ended December 31	4.29	0.60

2003
Quarter ended March 31	$5.94	$3.55

The closing price of our Class A Common Stock was $8.20 on June 23, 2003, as reported on the NYSE.

We recommend that you obtain current market quotations for our Class A Common Stock before deciding whether to elect to surrender your eligible options.

8.     SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

Consideration. For every three shares of Class A Common Stock that your surrendered option is exercisable for, you will receive an option to purchase two shares of Class A Common Stock. For example:

If you surrender options exercisable for:	You will receive new options exercisable for:

3,000 shares	2,000 shares
1,500 shares	1,000 shares
1,000 shares	667 shares

New options granted for exchanged options will not be exercisable until six months after the new grant date. At that time, the new option will become exercisable to the same extent that the options they replace would have been vested on that date had they not been exchanged. New options will have the same expiration date as the Eligible Options they replace.

The exercise price of the new options will equal the closing price of a share of Class A Common Stock as reported by NYSE on the date of grant, which will be at least six months plus one day after the expiration of this offer.

As of June 23, 2003, there were issued and outstanding options to purchase 4,318,116 shares of our Class A Common Stock that are eligible to participate in this offer. If all outstanding eligible options are exchanged, we will grant new options to purchase a total of 2,878,744 shares of our Class A Common Stock. Assuming all such options are issued, the Class A Common Stock issuable upon exercise of the new options will equal approximately 1.48% of the total shares of our Class A Common Stock outstanding as of June 23, 2003. We will issue the new options under the Plan.

Termination of Employment Before the New Option Grant Date. If, for any reason, you are not an employee of ours, one of our eligible subsidiaries or a successor entity from the date on which you elect to exchange your options through the date on which we grant the new options, you will not receive any new options or any other compensation in exchange for your options that have been accepted for exchange. This means that if your employment with us terminates for any reason, including but not limited to, voluntary termination, involuntary termination, death, total and permanent disability, retirement, or a reduction-in-force, before the new option grant date, you will not receive any new options or any compensation for the options that you elected to exchange and that we cancelled. However, please note that if you elect to exchange any options under this offer, and you subsequently receive a termination notice from us or deliver a termination notice to us prior to the expiration date of this offer to exchange, we will automatically reject any options which you have elected to exchange.

Termination of Employment After the New Option Grant Date. After you are granted any new options which you are eligible to receive, you will be prohibited from exercising those new options for six months from the new option grant date. Accordingly, if your employment with us, one of our eligible subsidiaries or a successor entity terminates for any reason, other than death or disability, before you are able to exercise the new options, the new options will terminate, and you will not receive the benefit from the new options, unless the period of time after your termination date during which you may exercise your new option, which is generally three months (which we call the “post-termination exercise period”), extends beyond the six month prohibition on exercise. In this case, you will be allowed to exercise your new option during the period after the end of the six-month prohibition on exercise, and before the end of your post-termination exercise period.

Example 1:

•	Your new option is granted on February 2, 2004, your employment with American Tower and your vesting terminates on May 31, 2004.

•	You are prohibited from exercising your new option on or before August 2, 2004.

•	Assuming you have a three-month post-termination exercise period, then you would have from August 3, 2004 until the August 31, 2004 end of your post-termination exercise period to exercise your new option.

Example 2:

•	Your new option is granted on February 2, 2004, your employment with American Tower and your vesting terminates on February 3, 2004.

•	You are prohibited from exercising your new option on or before August 2, 2004.

•	Assuming you have a three-month post-termination exercise period, then your post-termination exercise period would end on May 3, 2004, which is before the August 3, 2004 date when you could first exercise your new option. As a result, you would not be able to exercise any portion of your new option.

Terms of New Options. We will enter into a new option agreement with each option holder who has had options cancelled pursuant to this offer. The terms and conditions of the new options may vary from the terms and conditions of the options surrendered. Because we will not grant new options until at least six months plus one day after the date we cancel the old options, the new options may have a higher exercise price than some or all of the old options, including as a result of a significant corporate event. The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options.

The following descriptions of the Plan and the form of the new option agreements are summaries and are not complete. Complete information about the Plan and the new options is included in the documents governing the Plan and the form of the new option agreement(s) to be entered into between you and us. The Plan and the form of the new incentive stock option agreement and nonqualified stock option agreement are on file with the SEC as exhibits to the Schedule TO that was filed in connection with this offer. Please contact Ms. Suzanne Walsh to request copies of the Plan and the form of the new option agreements. We will provide copies promptly and at our expense.

General.    The number of authorized shares that may be issued pursuant to the Plan currently consists of 27,000,000 and is subject to annual increases based on an evergreen provision. The evergreen provision provides that the number of shares authorized under the Plan shall be increased annually by such an amount, if any, necessary so that the total shares authorized under the Plan, including all past and future issuances, equals 12.0% of our outstanding common stock calculated based on a modified fully-diluted share basis on such date, or a lesser amount as may be determined by our Board of Directors. No one person may receive options to purchase more than 5,000,000 shares under the Plan in any one calendar year. All new options to be granted under the Plan will be to purchase Class A Common Stock.

The Plan permits us to grant options intended to qualify as incentive stock options under the Internal Revenue Code and nonqualified options, which are options that do not qualify as incentive stock options. Subject to the limitations of the Internal Revenue Code, the new options that are issued upon surrender of incentive stock options are intended to qualify as incentive stock options. We will reserve the right to reject any options offered for exchange by eligible participants in order to protect the tax status of incentive stock options that are not tendered for exchange in the offer. New options that are issued upon surrender of nonqualified stock options will be nonqualified stock options to the extent permitted by law.

Administration.    The Compensation Committee of our Board of Directors administers the Plan. The Compensation Committee members are appointed by our Board of Directors to serve for terms specified by the Board of Directors. The Compensation Committee consist of no fewer than two members of the Board of Directors that meet the independence requirements of the SEC, the NYSE and other applicable law. The Board of Directors may remove or reconstitute the Compensation Committee at any time, subject to those requirements.

Term.    The Compensation Committee fixes the term of each option granted under the Plan at the time of grant. The term of the new options to be granted in connection with the exchange will be unchanged from the term of the options exchanged.

Termination.    Except as your new option agreement or the Plan otherwise provides, the new options will not be exercisable following termination of your employment. In that case, your new options will be exercisable, to the extent of the number of shares then vested: (a) as if you continued as an employee, if the termination is the result of your disability, (b) by your executors, administrators or any person to whom your new option may be transferred by will or the laws of descent and distribution to the extent you were entitled to exercise the new option, or (c) within three months of termination for any other reason except as explained below. However, in no event will a new option be exercisable after its expiration date.

Under the terms of the Plan, if our Board of Directors determines that you have engaged in fraud, embezzlement, theft, commission of a felony, or proven dishonesty in the course of rendering services to us, which damaged us, or have disclosed our trade secrets or other proprietary information or your employment was otherwise terminated for “cause” as defined in any employment agreement, or, if no employment agreement exists, “cause” as determined by the Compensation Committee: (a) you shall forfeit all unexercised options and all exercised options under which we have not yet delivered certificates, and (b) we will have the right to repurchase all or any part of the shares of Class A Common Stock acquired by you upon the earlier exercise of any option, at a price equal to the amount paid to us upon exercise, together with interest as determined pursuant to the terms of the Plan. The decision of our Board of Directors as to the cause of your discharge and the damage done to us is final, binding and conclusive.

Exercise Price.    The new options will have an exercise price equal to the closing price of our Class A Common Stock as reported on the NYSE on the new grant date, which we expect will be approximately February 2, 2004.

Payment of Exercise Price.    Class A Common Stock purchased upon the exercise of a new option granted under the Plan can be paid for as follows:

a.	in cash or by check, payable to the order of American Tower;

b.	to the extent explicitly provided in an option agreement, by delivery of an irrevocable and unconditional undertaking by a creditworthy broker, or a copy of irrevocable and unconditional instructions to a creditworthy broker, to deliver promptly to us sufficient funds to pay the exercise price, together with any withholding tax resulting from such exercise;

c.	except to the extent the Compensation Committee determines otherwise in its sole discretion, by delivery of shares of Class A Common Stock owned by you having a fair market value equal to the exercise price. However, you may not make payment in shares of Class A Common Stock previously acquired by you pursuant to the exercise of any incentive stock option, unless those shares have been held by you for at least two years from the date of grant of the incentive stock option and at least one year from the date it was exercised;

d.	to the extent explicitly provided in an option agreement by delivery to us of your promissory note on terms set forth in the Plan and otherwise as determined by the Board of Directors; or

e.	any combination of the above permitted forms of payment.

Vesting and Exercise.    The Compensation Committee has the authority to determine the time or times at which options granted under the Plan may be exercised. The Compensation Committee may also accelerate the exercisability of options. The vesting of the new options will be in accordance with the vesting schedule described above.

Adjustments Upon Certain Events.    The Plan contains provisions for the treatment of options in the event of: (a) a merger or consolidation, (b) any sale of all or substantially all of our assets, or (c) our complete liquidation.

The number of shares of Class A Common Stock covered by any outstanding option and the price per share payable upon exercise shall be proportionately adjusted for any increase or decrease in the number of issued and outstanding shares of Class A Common Stock resulting from any subdivision, split, combination or consolidation of shares of Class A Common Stock or the payment of a dividend in shares of common stock or other securities of us on the Class A Common Stock. The decision of our Board of Directors as to any such adjustment shall be final, binding and conclusive.

If, while unexercised options remain outstanding under the Plan, we merge or consolidate with a wholly-owned subsidiary for the purpose of reincorporating under the laws of another jurisdiction, you will be entitled to acquire shares of Class A Common Stock of the reincorporated company upon the same terms and conditions as were in effect immediately prior to the reincorporation, unless the reincorporation involves a change in the number of shares or the capitalization of us, in which case proportional adjustments shall be made, and the Plan, unless otherwise rescinded by our Board of Directors, will remain the Plan of the reincorporated company.

In addition, certain other corporate transactions or events (collectively, “Applicable Events”) can affect the status of your options. Except as otherwise provided in the preceding paragraph, an Applicable Event is: (1) our merger or consolidation with another corporation, whether or not we are the surviving entity, (2) the liquidation, sale or other disposition of all or substantially all of our assets to another entity while unexercised options remain outstanding under the Plan, or (3) the occurrence of other circumstances in which our Board of Directors in its sole and absolute discretion deems it appropriate for the provisions of this paragraph to apply. If an Applicable Event occurs, then:

a.	you shall be entitled, upon exercise of your new option, to receive in lieu of shares of Class A Common Stock, such stock or other securities or property as you would have received had you exercised such option immediately prior to the Applicable Event; or

b.	our Board of Directors may, in its sole and absolute discretion, waive, generally or in one or more specific cases, any limitations imposed pursuant to the applicable vesting provisions so that some or all new options from and after a date prior to the effective date of such Applicable Event, specified by our Board of Directors, in its sole and absolute discretion, shall be exercisable in full; or

c.	our Board of Directors may, in its sole and absolute discretion, cancel all outstanding and unexercised options as of the effective date of any such Applicable Event; or

d.	our Board of Directors may, in its sole discretion, convert some or all options into options to purchase the stock or other securities of the surviving corporation pursuant to an Applicable Event; or

e.	our Board of Directors may, in its sole and absolute discretion, assume the outstanding and unexercised options to purchase stock or other securities of any corporation and convert such options into options to purchase Class A Common Stock, whether pursuant to the Plan or not, pursuant to an Applicable Event.

We are required to give notice of any cancellation pursuant to clause (c) to each holder of an option not less than thirty days preceding the effective date of the Applicable Event. Our Board of Directors may, in its sole and absolute discretion, waive, generally or in one or more specific instances, any limitations imposed pursuant to the applicable vesting provisions with respect to any option so that the option shall be exercisable in full or in part, as our Board of Directors may, in its sole and absolute discretion, determine, during such thirty day period.

Tax Consequences.    You should refer to Section 13 below for a discussion of the material U.S. federal income tax consequences of the new options and the eligible options, as well as the consequences of this offer. You should refer to Section 14 below if you are a tax resident of Mexico for a discussion regarding the potential tax consequences in Mexico of participating in this offering. We recommend that you consult with your own tax advisor to determine the specific tax consequences of this offer to you.

Registration of Option Shares.    All shares of Class A Common Stock issuable upon exercise of options under the Plan, including the shares that will be issuable upon exercise of new options, have been registered under the Securities Act of 1933 on a registration statement on Form S-8 filed with the SEC. Unless you are considered an “affiliate” of us, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

9.    INFORMATION ABOUT AMERICAN TOWER; SUMMARY FINANCIAL INFORMATION;

RISK FACTORS.

AMERICAN TOWER

We are a leading wireless and broadcast communications infrastructure company. Our primary business is leasing antenna space on multi-tenant communications towers to wireless service providers and radio and television broadcast companies. Giving effect to pending transactions, we operate a portfolio of approximately 15,000 towers, of which approximately 300 are broadcast tower sites. Of the 15,000 sites, approximately 14,000 are owned or leased towers and approximately 1,000 are managed and lease/sublease sites.

We operate the largest portfolio of wireless communications towers in North America and are the largest independent operator of broadcast towers in North America, based on number of towers. Our U.S. network spans 49 states and the District of Columbia. In addition, 84% of our U.S. network provides coverage in the top 100 markets or core areas such as high traffic interstate corridors. Giving effect to pending transactions, our Mexican network includes more than 1,600 sites in highly populated areas, including Mexico City, Monterrey, Guadalajara and Acapulco. Our Brazilian network consists of approximately 275 towers.

We also offer select tower related services, such as antennae and line installation and site acquisition and zoning services, which are strategic to our core leasing business. Our principal corporate offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116. Our Class A Common Stock is listed on the NYSE under the symbol “AMT”.

See “Additional Information” in Section 17 for instructions on how you can obtain copies of our SEC filings, including filings that contain our consolidated financial statements.

Financial Information:    The information set forth on pages F-1 through F-51 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and the information set forth on pages 1 through 44 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 is incorporated herein by reference.

SUMMARY FINANCIAL INFORMATION

The following summary historical consolidated financial data should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2002 and our unaudited condensed consolidated financial statements for the three months ended March 31, 2003 incorporated by reference in this document. The consolidated statements of operations data for the years ended December 31, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2002 and 2001, have been derived from our audited consolidated financial statements incorporated by reference in this document. The consolidated statements of operations data for the three months ended March 31, 2003 and 2002, and the consolidated balance sheet data as of March 31, 2003, are derived from unaudited condensed consolidated financial statements incorporated by reference in this document.

In the first quarter of 2003, we committed to a plan to sell an office building in Westwood, Massachusetts (previously included in our rental and management segment). In accordance with generally accepted accounting principles, the consolidated statements of operations for the years ended December 31, 2002 and 2001 reported in this “Summary Financial Information” have been adjusted from previously issued statements of operations in our Form 10-K for the year ended December 31, 2002, which is incorporated herein by reference, to reflect this building as a discontinued operation. In addition, we adopted SFAS No. 145 on January 1, 2003 and have reclassified a loss from extinguishment of debt originally recorded as an extraordinary item in the statement of operations in our Form 10-K for the year ended December 31, 2002 to a loss from write-off of deferred financing fees and extinguishment of debt to conform with the March 31, 2002 presentation.

Results for the three months ended March 31, 2003 are not necessarily indicative of the expected results for the full year.

	Year Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
	(In Thousands, Except Per Share Data)
Statement of Operations Data:
Revenues:
Rental and management	$431,050	$544,906	$126,601	$146,462
Network development services	349,848	239,497	60,015	30,699

Total operating revenues	780,898	784,403	186,616	177,161

Operating expenses:
Rental and management	209,923	226,786	56,951	54,696
Network development services	312,926	217,690	54,568	29,632
Depreciation and amortization (1)	345,400	316,272	75,083	80,840
Corporate general and administrative expense	26,478	24,349	6,829	6,035
Restructuring expense	5,236	10,638	2,822
Development expense	7,895	5,896	2,449	613
Impairments and net loss (gain) on sale of long-lived assets (2)	74,260	90,734	(3,706)	3,696

Total operating expenses	982,118	892,365	194,996	175,512

Operating (loss) income from continuing operations	(201,220)	(107,962)	(8,380)	1,649

Other income (expense):
Interest income, TV Azteca, net	14,377	13,938	3,429	3,502
Interest income	28,580	3,510	1,037	926
Interest expense	(267,199)	(254,446)	(63,770)	(71,742)
Loss on investments and other expense	(38,797)	(25,579)	(1,547)	(25,214)
Loss from write-off of deferred financing fees and extinguishment of debt (3)		(8,869)	(8,869)	(5,841)
Note conversion expense (4)	(26,336)			(2,650)
Minority interest in net earnings of subsidiaries	(318)	(2,118)	(243)	(570)

Loss from continuing operations before income taxes	(490,913)	(381,526)	(78,343)	(99,940)
Income tax benefit	100,281	65,377	22,214	19,508

Loss from continuing operations before cumulative effect of change in accounting principle (5)	$(390,632)	$(316,149)	$(56,129)	$(80,432)

Basic and diluted loss per common share from continuing operations before cumulative effect of change in accounting principle (5)	$(2.04)	$(1.62)	$(0.29)	$(0.41)

Weighted average common shares outstanding (5)	191,586	195,454	195,288	195,703

	December 31,		March 31,
	2001	2002	2003
	(In Thousands)
Balance Sheet Data:
Current assets	$522,207	$536,253	$660,370
Noncurrent assets	6,307,516	5,125,950	5,062,527
Noncurrent liabilities	3,603,876	3,236,019	3,334,115
Minority interest in subsidiaries	13,937	15,567	16,018

(1)	As of January 1, 2002, we adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, we ceased amortizing goodwill on January 1, 2002. The statement of operations for the year ended December 31, 2001 does not include goodwill amortization. The adoption of SFAS No. 142 reduced amortization expense in continuing operations by approximately $70.0 million for the year ended December 31, 2002.
(2)	Impairments and net loss on sale of long-lived assets for the year ended December 31, 2002 was $90.7 million and was comprised primarily of impairment charges and net losses on sales of certain non-core towers aggregating $46.8 million and an impairment charge of $40.2 million related to the write-off of construction-in-progress costs associated with approximately 800 sites that we no longer intended to build. Impairments and net loss on sale of long-lived assets for the year ended December 31, 2001 was $74.3 million and was primarily comprised of impairment charges on non-core towers of $11.7 million and an impairment charge of $62.6 million related to the write-off of construction in progress costs on sites that we no longer intended to build.
(3)	In the three months ended March 31, 2003, we amended our credit facilities and recorded a $5.8 million loss from write-off of deferred financing fees associated with the reduction of our overall borrowing capacity. In the three months ended March 31, 2002, we terminated a portion of our credit facilities and recorded a $7.2 million loss from the write-off of deferred financing fees associated with a reduction of our overall borrowing capacity. We also recorded a $1.7 million charge consisting of the write-off of deferred financing fees related to the repayment of amounts outstanding under our Mexican credit facility. In accordance with the provisions of SFAS No. 145 adopted as of January 1, 2003, we reclassified this loss from extinguishment of debt originally recorded as an extraordinary item, net of tax, to loss from write-off of deferred financing fees and extinguishment of debt.
(4)	Note conversion expense represents the fair value of the shares of stock issued to holders of our 2.25% and 6.25% convertible notes in excess of the shares orginally issuable upon conversion of the notes.
(5)	We computed basic and diluted loss per common share from continuing operations before cumulative effect of change in accounting principle using the weighted average number of shares outstanding during each period presented. We have excluded shares issuable upon exercise of options and other common stock equivalents from the computations, as their effect is anti-dilutive.

RISK FACTORS

Participation in this offer involves a number of potential risks, including those described below. The risks described below and the risk factors under the heading entitled “Factors That May Affect Future Results” in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 incorporated in this document by reference highlight the material risks of participating in this offer. Eligible participants should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding whether to surrender or not surrender options in this offer. In addition, we strongly urge you to read the rest of these materials for a fuller discussion of the risks that may apply to you before deciding whether to surrender or not surrender your options in this offer.

ECONOMIC RISKS OF PARTICIPATING IN THIS OFFER

If our stock price increases after the date you surrender your existing options, your surrendered options might have been worth more than the new options that you receive in exchange for them.

From time to time we engage in business acquisitions and other strategic transactions. We may engage in such transactions in the future and these could significantly change our structure, ownership, organization or management or the make-up of our Board of Directors, and could significantly affect the price of our shares. If we engage in such a transaction or transactions before the date we grant the new options, our shares could change in value, and the exercise price of the new options could be higher or lower than the exercise price of options you elect to have cancelled as part of this offer. As is outlined in Section 8, the exercise price of any new options granted to you in return for your surrendered options will be the fair market value of a share of Class A Common Stock on the date of grant, as determined by the closing price reported by the NYSE on the date of grant. You will be at risk of any such increase in our Class A Common Stock price before the grant date of the new options for these or any other reasons.

Participation in this offer will make you ineligible to receive any option grants until February 2, 2004 at the earliest.

Employees are generally eligible to receive option grants at any time that the Board of Directors or Compensation Committee chooses to make them. However, if you participate in this offer, you will not be eligible to receive any option grants until February 2, 2004 at the earliest because of potentially adverse accounting consequences to us if we granted options to you earlier. As explained above, we must defer the grant of the new options until at least six months and one day after our acceptance of the exchanges.

If your employment terminates prior to the grant of the new option, you will receive neither a new option nor the return of your surrendered option.

Once your option is surrendered and accepted by us, it is gone for good. Accordingly, if your employment terminates for any reason prior to the grant of the new option, you will have the benefit of neither the surrendered option nor the new option.

If your employment terminates for any reason within six months after we grant the new options, you may not receive any benefit from the new options.

Even after you are granted any new options which you are eligible to receive, you will be prohibited from exercising those new options for six months from the new option grant date. Accordingly, if your employment with us, one of our subsidiaries or a successor entity terminates for any reason, other than death or disability, before you are able to exercise the new options, the new options will terminate, and you will not receive the benefit from the new options, unless the period of time after your termination date during which you may exercise your new option, which is generally three months (which we call the “post-termination exercise period”), extends beyond the six month prohibition on exercise. In this case, you will be allowed to exercise your new option during the period after the end of the six-month prohibition on exercise, and before the end of your post-termination exercise period.

Example 1:

•	Your new option is granted on February 2, 2004, your employment with American Tower and your vesting terminates on May 31, 2004.

•	You are prohibited from exercising your new option on or before August 2, 2004.

•	Assuming you have a three-month post-termination exercise period, then you would have from August 3, 2004 until the August 31, 2004 end of your post-termination exercise period to exercise your new option.

Example 2:

•	Your new option is granted on February 2, 2004, your employment with American Tower and your vesting terminates on February 3, 2004.

•	You are prohibited from exercising your new option on or before August 2, 2004.

•	Assuming you have a three-month post-termination exercise period, then your post-termination exercise period would end on May 3, 2004, which is before the August 3, 2004 date when you could first exercise your new option. As a result, you would not be able to exercise any portion of your new option.

If another company acquires American Tower, that company may, as part of the transaction or otherwise, decide to terminate some or all American Tower employees before you are able to exercise the new options. If your employment terminates for this or any other reason before you are able to exercise the new options, the new options will terminate, and you will not receive the benefit from the new options, unless the post-termination exercise period extends beyond the six month prohibition on exercise. In this case, you will be allowed to exercise your new option during the period after the end of the six-month prohibition on exercise, and before the end of your post-termination exercise period.

TAX-RELATED RISKS OF RECEIVING AND PARTICIPATING IN THIS OFFER

Your new option may be a nonqualified stock option, whereas your surrendered option may have been an incentive stock option.

If your surrendered option was an incentive stock option (ISO), your new option will be an ISO to the extent it qualifies as such under the Internal Revenue Code. For options to qualify as ISOs, the value of shares subject to the options and any other incentive stock options issued by us that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the value of the shares on the grant date. It is possible that by participating in this exchange, your options will exceed this limit and will be treated as nonqualified stock options to the extent of that excess. In general, nonqualified stock options may be less favorable to you from a tax perspective.

For example, assume the following facts. You have an ISO that, as of January 15, 2004, will be fully exercisable. You elect to exchange that ISO for a replacement option under the exchange program in 2003. The replacement option is granted on February 2, 2004 and allows you to buy $200,000 worth of stock (representing the number of shares subject to the replacement option multiplied by its exercise price). The entire replacement option is first exercisable on August 3, 2004. Under current federal tax laws, only $100,000 of the replacement option may be issued as an ISO. The remaining portion of the replacement option ($100,000) would be granted as a nonqualified stock option.

If you have received multiple grants of ISOs, then the analysis can become more complicated. For example, assume the same general facts as above except that you also had received a second ISO that allows you to buy a total of $200,000 worth of stock (representing the number of shares subject to the second ISO multiplied by its exercise price). This second ISO is identical to the first ISO, except that it (1) has a lower exercise price per share than the first ISO and (2) will not be fully exercisable in 2004. Instead, on January 14, 2004, a 20% installment of this second ISO will be exercisable, which has a value of $40,000 worth of stock (representing the number of shares in this installment multiplied by the exercise price of the second ISO). You decide to retain the second ISO but to exchange the first ISO. Under these facts, the $40,000 installment of the second ISO would continue to qualify as an ISO. However, only $60,000 of the replacement grant for the first ISO could be issued as an ISO (representing the remainder of the $100,000 ISO limit). The remaining portion of the replacement option ($140,000) would be granted as a nonqualified stock option.

Even if you elect not to participate in this offer, your incentive stock options may be affected.

We do not believe that you will be subject to current U.S. federal income tax if you do not elect to participate in this offer. We also do not believe that this offer will affect the status of your incentive stock options if you do not participate in this offer. However, there is a risk that the IRS may characterize this offer as a “modification” of your eligible incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company’s option exchange program was characterized as a “modification” of any incentive stock option that could be exchanged, whether or not it was exchanged. We do not know if the IRS will assert the position that our offer constitutes a “modification” of incentive stock options that can be surrendered. A successful assertion by the IRS of this position could extend the options’ requisite holding periods to qualify for favorable tax treatment and could also convert some incentive stock options into nonqualified stock options.

10.    INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS

CONCERNING THE OPTIONS.

A list of our directors and executive officers is attached to this Offer to Exchange as Schedule A. As of June 23, 2003, our directors and executive officers, as a group, beneficially owned options outstanding under the Plan to purchase a total of 5,945,186 shares of our Class A Common Stock, which represented 34% of the shares of Class A Common Stock subject to options outstanding under the Plan as of that date. These options to purchase our shares owned by our directors and executive officers are not eligible to be tendered in the Offer. In the 60 day period prior to and including June 23, 2003, there have been no transactions in our shares or in options to purchase our shares which were effected by the Company or, to our knowledge, by any executive officer, director or affiliate of the Company.

11.    ACCOUNTING CONSEQUENCES OF THIS OFFER; STATUS OF OPTIONS ACQUIRED BY US

IN THIS OFFER.

Many of our option holders hold options with exercise prices significantly higher than the current market price of our Class A Common Stock. We believe that it is in our best interest to offer these option holders an opportunity to more effectively participate in the potential growth in our stock price. We could accomplish this goal by re-pricing existing options, which would enable option holders immediately to receive replacement options with a lower exercise price. However, the re-priced options would be subject to variable accounting, which would require us to record additional compensation expense each quarter until the re-priced options were exercised, canceled or expired, which could have negative consequences on our earnings.

Furthermore, if we were to cancel an option and grant another option with an exercise price that was lower than the exercise price of the canceled option within the six-month period immediately before the commencement date of the offer to exchange, or the period from the date of grant of the canceled option to the date when the option was canceled (if shorter), then the cancellation and exchange would be deemed a re-pricing that would result in variable accounting.

We believe that we can accomplish our goals of providing option holders with the benefit of choosing whether they want to receive options that over time may have a greater potential to increase in value, without incurring additional current or future compensation expense because:

a.	we will not grant any new options to tendering option holders until a day that is at least six months and one day after the date when we accept and cancel options tendered for exchange,

b.	the exercise price of all new options will be at the fair market value of our Class A Common Stock on the future date when we grant the new options as determined by the closing price as reported by the NYSE on the date of grant, and

c.	we will not grant any new options to a tendering option holder unless that person tenders all options granted to that option holder within six months prior to the commencement date of the offer to exchange which have an exercise price lower than the option with the highest exercise price tendered or as otherwise required under the accounting rules.

Eligible options that are surrendered in connection with this offer will be cancelled if accepted for exchange. The shares of Class A Common Stock underlying cancelled eligible options that had been granted under the Plan will be returned to the pool of shares available for grants of new awards or options under the Plan.

12.     LEGAL MATTERS; REGULATORY APPROVALS.

Our stockholders approved this offer at our Annual Meeting of Stockholder on May 22, 2003. We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in this offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the exchange of options surrendered to us. We cannot assure you that we would be able to obtain any required approval or take any other required action.

13.     MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a summary of what we believe are the principal United States federal income tax consequences that generally will arise with respect to stock options granted under our Plan and with respect to the sale of Class A Common Stock acquired under the Plan. This summary does not address the tax consequences that may arise with respect to any gift or disposition other than by sale of shares acquired by an option holder under an option. For precise advice as to any specific set of circumstances, option holders should consult with their own tax advisors. Option holders should also consult with their own tax advisors regarding the application of any state, local, and foreign taxes and any federal gift, estate, and inheritance taxes, as we have not addressed those matters. This summary is based on the federal tax laws in effect as of the date of this document. Changes to these laws could alter the tax consequences described below.

General.    Option holders who surrender eligible options for new options should not be required to recognize income for federal income tax purposes at the time of the surrender of eligible options or at the time of the grant of the new options. We believe that the surrender of eligible options and the grant of the new options will be treated as a non-taxable exchange.

Please review the discussion above under “Risk Factors – Tax-Related Risks of Receiving and Participating in this Offer – Even if you elect not to participate in this offer, your incentive stock options may be affected” for information concerning the possibility that the IRS will assert the position that this offer constitutes a “modification” of eligible incentive stock options. A successful assertion by the IRS of this position could extend the options’ requisite holding periods to qualify for favorable tax treatment and could also convert all or a portion of some incentive stock options into nonqualified stock options.

Incentive Stock Options.    If you surrender incentive stock options and those options are accepted for exchange, the new options will be granted as incentive stock options to the maximum extent they qualify. For options to qualify as incentive stock options, however, the value of shares subject to the options and any other incentive stock options granted by us that first become exercisable in any calendar year cannot exceed $100,000, as determined using the grant date value of the shares. Any excess will be deemed to be nonqualified stock options.

In general, an option holder will not recognize taxable income upon the grant or exercise of an incentive stock option. Instead, an option holder will recognize taxable income with respect to an incentive stock option only upon the sale of shares acquired through the exercise of the option, which we refer to as “ISO shares”. Nevertheless, in the case of an option holder who has not been an employee at all times commencing on the date on which a particular option was granted and ending on the date that is three months before the date on which the option is exercised, an option generally will be treated as though it were a nonqualified stock option and taxed as described below under “Nonqualified Stock Options”. Similarly, options will be treated as nonqualified stock options for purposes of the alternative minimum tax. While an option holder will pay alternative minimum tax only to the extent of the excess of that tax over the option holder’s regular tax, the treatment of an option as a nonqualified stock option for purposes of the alternative minimum tax could create such excess.

Generally, the tax consequences of selling ISO shares will vary with the length of time that the option holder has owned the ISO shares at the time they are sold. If the option holder sells ISO shares more than two years after the applicable grant date of the options and more than one year after the applicable exercise date, then the option holder will recognize long-term capital gain in an amount equal to the excess of the sale price of the ISO shares over the exercise price.

If the option holder sells ISO shares prior to satisfying the above waiting periods, which we refer to as a “disqualifying disposition”, then the option holder generally will recognize ordinary compensation income in the year of sale in an amount equal to the lesser of:

a.	the excess of the fair market value of the ISO shares on the exercise date over the exercise price; and

b.	the excess of the sale price of the ISO shares over the exercise price.

An option holder making a disqualifying disposition will also recognize capital gain in an amount equal to any excess of the sale price of the ISO shares over the fair market value of the ISO shares on the exercise date. This capital gain will be a long-term capital gain if the option holder has held the ISO shares for more than one year prior to the date of the sale and will be a short-term capital gain if the option holder has held the ISO shares for a shorter period.

If an option holder sells ISO shares for less than the exercise price, then the option holder will recognize capital loss equal to the excess of the exercise price over the sale price of the ISO shares. This capital loss will be a long-term capital loss if the option holder has held the ISO shares for more than one year prior to the date of the sale and will be a short-term capital loss if the option holder has held the ISO shares for a shorter period.

Nonqualified Stock Options.    We will grant you new nonqualified stock options for any old nonqualified stock options that you tender and for the portion of any incentive stock options tendered that become nonqualified stock options because of the $100,000 annual limit. An option holder will not recognize taxable income upon the grant of a nonqualified stock option. However, an option holder generally will recognize ordinary compensation income upon the exercise of a nonqualified stock option in an amount equal to the excess of the fair market value of the shares acquired through the exercise of the option, which we refer to as “NQO shares”, on the exercise date over the exercise price.

An option holder will have a tax basis for any NQO shares equal to the exercise price plus any income recognized upon the exercise of the option. Upon selling NQO shares, an option holder generally will recognize capital gain or loss in an amount equal to the difference between the sale price of the NQO shares and the option holder’s tax basis in the NQO shares. This capital gain or loss will be a long-term capital gain or loss if the option holder has held the NQO shares for more than one year prior to the date of the sale and will be a short-term capital gain or loss if the option holder has held the NQO shares for a shorter period.

Maximum Income Tax Rates on Capital Gain and Ordinary Income.    Under recently enacted legislation, long-term capital gains are generally taxable at a maximum rate of 15% if certain requirements are satisfied. Short-term capital gains and ordinary income are generally taxable at a maximum rate of 35%. However, under the terms of this legislation, these rates are subject to special expiration provisions, following the effective date of which the rates will return to those in effect before the legislation. Accordingly, in tax years beginning after December 31, 2008, long-term capital gains will generally be taxable at a maximum rate of 20% if certain requirements are satisfied. In tax years beginning after December 31, 2010, short-term capital gains and ordinary income will generally be taxable at a maximum rate of 39.6%. Phase outs of personal exemptions and reductions of allowable itemized deductions at higher levels of income may result in higher marginal tax rates. In addition, the ordinary income and short-term capital gains of taxpayers subject to the alternative minimum tax may be subject to higher marginal tax rates. Ordinary compensation income may also be subject to a Medicare tax and, under certain circumstances, a social security tax.

Tax Consequences to Us.    The grant of a stock option by us will have no tax consequences to us. Moreover, in general, neither the exercise of an incentive stock option nor the sale of any shares acquired under an option will have any tax consequences to us. However, we generally will be entitled to a business-expense deduction with respect to any ordinary compensation income recognized by an option holder in connection with an option.

Withholding.    Although an option holder’s disqualifying disposition of ISO shares will result in the recognition of ordinary compensation income, under current law, we will have no withholding obligation with respect to that income. In contrast, we will have a withholding obligation with respect to ordinary compensation income recognized with respect to a nonqualified stock option by an option holder who has been employed by us. We will require any such option holder to make arrangements to satisfy this withholding obligation.

We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer.

14.    MATERIAL INCOME TAX CONSEQUENCES AND CERTAIN OTHER CONSIDERATIONS FOR EMPLOYEES WHO RESIDE IN MEXICO

The following is a summary of the tax consequences of the cancellation of eligible options in exchange for the grant of new options for individuals subject to tax in Mexico. This summary also includes other requirements specific to Mexico that may affect your participation in the stock option exchange program. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of optionholders. If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. Tax laws change frequently and occasionally on a retroactive basis. You are advised to seek appropriate professional advice as to how the tax and other laws in your country apply to your specific situation.

Option Exchange.    It is unlikely that you will be subject to tax as a result of the exchange of an eligible option for a new option.

Grant of New Option.    You will not be subject to tax when the new option is granted to you.

Exercise of New Option.    When you exercise the new option using the cash purchase method of exercise, you will not be subject to tax. If you use the cashless sell-to-cover method of exercise to exercise your new option, some of the shares acquired upon exercise will be sold immediately to cover the exercise price. As a result, you will be subject to tax on the difference between the sale proceeds and the exercise price of the shares sold, less any broker’s fees. If you use the cashless sell-all method of exercise to exercise your new option, all shares acquired upon exercise will be sold immediately. Therefore, you will be subject to tax on the entire gain (i.e., the difference between the sale proceeds and the exercise price, less any broker’s fees).

If you elect to pay the exercise price with shares of Class A Common Stock that you already own, there may be additional tax consequences to you (i.e., you may have to pay tax on the gain on the shares that you use to pay the exercise price). You should consult your tax advisor regarding your specific situation. You will not be subject to any social insurance contributions when you exercise your option.

Sale of Shares.    You will be subject to tax when you subsequently sell the shares acquired upon exercise of your new option. The taxable amount will be the difference between the sale proceeds and the exercise price (with an adjustment for inflation at applicable rates and any broker’s fees paid to sell the stock).

Withholding and Reporting.    Your employer is not required to report or withhold income tax or social insurance contributions with respect to your participation in the stock option exchange program. You will be responsible for paying any tax liability due with respect to the option exchange, the grant or exercise of the new option and the subsequent sale of shares acquired upon exercise of the new option.

15.     EXTENSION OF THIS OFFER; TERMINATION; AMENDMENT.

We may at any time and from time to time, extend the period of time during which this offer is open by notifying you of the extension. Prior to the expiration date, we may postpone accepting and canceling any eligible options if any of the conditions specified in Section 6 occur. In order to postpone, we must notify you of the postponement and give oral or written notice of the postponement to the option holders. Our right to delay accepting and canceling eligible options is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw this offer.

We may amend this offer at any time by notifying you of the amendment. If we extend the length of time during which this offer is open, the amendment must be issued no later than 9:00 a.m., Boston time, on the next business day after the last previously scheduled or announced expiration date. Any announcement relating to this offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change.

If we materially change the terms of this offer or the information about this offer, or if we waive a material condition of this offer, we will extend this offer to the extent required by Rule 13e-4(d)(2) and Rule 13e-4(e)(3) promulgated under the Securities Exchange Act. Under these rules the minimum period an offer must remain open following material changes in the terms of this offer or information about this offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will give you notice of the action:

a.	we increase or decrease what we will give you in exchange for your options; or

b.	we increase or decrease the option exercise price which serves as the threshold for options eligible to be exchanged in this offer.

If this offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend this offer for a period of ten business days after the date the notice is published.

16.     FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for asking option holders whether they would like to elect to surrender their eligible options under this offer.

17.     ADDITIONAL INFORMATION.

This offer is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to surrender your eligible options:

a.	our Annual Report on Form 10-K for the year ended December 31, 2002;

b.	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; and

c.	the description of our common stock included in our Registration Statement on Form 8-A, filed with the SEC on June 4, 1998, including any amendments or reports we have filed or may file in future for the purpose of updating that description.

The SEC file number for these filings is 001-14195. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room.

You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

We will also provide without charge to each person to whom we deliver a copy of these materials, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents unless the exhibits are specifically incorporated by reference into the documents. Requests should be directed to:

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

Attn: Vice President of Finance – Investor Relations

or by telephoning Investor Relations at (617) 375-7500 between the hours of 9:00 a.m. and 5:00 p.m., Boston time.

As you read the documents listed in this Section, you may find that some information in earlier documents has been updated by information in later documents. In all cases, you should rely on the statements made in the most recently dated document.

The information contained in this offer should be read together with the information contained in the documents to which we have referred you.

18.     MISCELLANEOUS.

If at any time, we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, this offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.

SCHEDULE A

INFORMATION ABOUT THE DIRECTORS AND

EXECUTIVE OFFICERS OF AMERICAN TOWER

The table below sets forth information about our directors and executive officers as of June 23, 2003. None of our executive officers or directors are eligible to participate in this offer.

Name	Position	Number of Shares Underlying Outstanding Options to Purchase Class A Common Stock Under the 1997 Stock Option Plan	Percentage of Total Outstanding Options to Purchase Class A Common Stock Under the 1997 Stock Option Plan

Steven B. Dodge(1)	Chairman of the Board and Chief Executive Officer	1,700,000	9.86%
James D. Taiclet, Jr.	President and Chief Operating Officer	800,000	4.64%
J. Michael Gearon, Jr.	Vice Chairman of American Tower Corporation and President of American Tower International	734,451	4.26%
Bradley E. Singer	Chief Financial Officer and Treasurer	810,000	4.70%
Steven J. Moskowitz	Executive Vice President, Tower Division	870,000	5.04%
William H. Hess	Executive Vice President and General Counsel	200,000	1.16%
Justin D. Benincasa	Executive Vice President – Finance	355,335	2.06%
Timothy F. Allen	Vice President–Finance and Controller	100,400	0.58%
Arnold L. Chavkin (2)	Director	105,000	0.61%
Raymond P. Dolan	Director	25,000	0.14%
Fred R. Lummis (3)	Director	105,000	0.61%
Pamela D.A. Reeve	Director	35,000	0.20%
Mary Agnes Wilderotter	Director	105,000	0.61%

(1)	Excludes (a) options to purchase 2,445,868 shares of Class B Common Stock and (b) options to purchase 155,389 shares of Class A Common Stock from the spin-off from American Radio and which are outside of the Plan.
(2)	Excludes options to purchase 15,539 shares of Class A Common Stock from the spin-off from American Radio and which are outside the Plan.
(3)	Excludes options to purchase 578,013 shares of Class A Common Stock assumed in an acquisition and which are outside of the Plan.

The business address and telephone number of each director and executive officer is care of American Tower Corporation, 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500.

A-1